Exhibit 99.2

Date: 03/10/2008	100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com
To:  All Canadian Securities Regulatory Authorities
Subject:  TRANSITION THERAPEUTICS INC
Dear Sirs:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	31/10/2008
Record Date for Voting (if applicable) :	31/10/2008
Meeting Date :	08/12/2008
Meeting Location (if available) :	Toronto
Voting Security Details:

Description	CUSIP Number	ISIN
NEW COMMON	893716209	CA8937162094

Sincerely,
Computershare Trust Company of Canada /
Computershare Investor Services Inc.
Agent for TRANSITION THERAPEUTICS INC